OPTIVER US LLC

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optiver US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 E. Randolph St., Suite 1400
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erin Bowen (312) 821-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St., Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erin Bowen _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Optiver US LLC _____ , as

of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



OFFICIAL SEAL
SARAH SKOWRONSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/27/22

Erin Bowen
Signature

Director of Finance
_____
Title

Sarah Skowronski
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTIVER US LLC

Table of Contents

	Page(s)



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
Optiver US LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Optiver US LLC (the Company) as of December 31, 2018 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2009

Chicago, Illinois
March 1, 2019

OPTIVER US LLC

Statement of Financial Condition

December 31, 2018

(In thousands)

Assets

Cash	$	52,733
Securities owned, at fair value		7,058,088
Receivables from brokers and dealers and clearing organizations		138,628
Fixed assets, net of accumulated depreciation ($51,549)		12,073
Membership in exchanges, at adjusted cost (fair value $9,347)		3,601
Due from affiliates		536
Other assets		4,257
Total assets	$	7,269,916

Liabilities and Member's Equity

Securities sold, not yet purchased, at fair value	$	6,820,767
Payables to brokers and dealers and clearing organizations		39,121
Accounts payable and accrued liabilities		168,573
Due to affiliates		992
Total liabilities		7,029,453
Member's equity		240,463
Total liabilities and member's equity	$	7,269,916

See accompanying notes to financial statement.

(1) Nature of Business

Optiver US LLC (the Company) was organized on August 5, 2003 under the Limited Liability Company Act of Illinois and is a wholly owned subsidiary of Optiver Americas LLC (the Parent). Optiver Holding BV is the parent of Optiver Americas LLC. The Company operates as a market maker and a proprietary trading firm in index options, stocks, stock options, futures, and options on futures. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various option, stock, and futures exchanges. The Company does not trade on behalf of customers, but rather, effects transactions for its own account with counterparties on organized exchanges by utilizing ABN AMRO Clearing Chicago LLC and Goldman Sachs & Co. as its clearing brokers.

(2) Significant Accounting Policies

Estimates

The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash consists of deposits with banks that are not segregated or restricted for regulatory purposes.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, include index options, stocks, stock options, and options on futures. Securities owned also includes treasury bonds that have a maturity of less than one year. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (ASC 820).

Fixed Assets, net of accumulated depreciation

Fixed assets includes computer hardware, software, office furniture and equipment and leasehold improvements. Fixed assets are recorded at cost. Computer hardware, software, office furniture and equipment are depreciated on a straight-line basis using estimated useful lives of two to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Memberships in Exchanges, at adjusted cost

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an

other-than-temporary impairment in value has occurred, at the value that reflects management's estimate of the impairment. At December 31, 2018, the fair value of the exchange memberships was $9,347.

Other Assets

Other assets consists of cash restricted for regulatory purposes, accounts receivable and prepaid assets.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Income Taxes

The Company is organized as a single-member limited liability company. The Company is treated as a disregarded entity. The Company has no U.S. tax filing requirements as a disregarded entity and the Parent, which is a limited liability company treated as a corporation for tax purposes files the U.S. federal and state income tax returns.

(3) Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 – Valuations based on quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly in an active market.

- Level 3 – Valuations based on unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The positions the Company carries are exchange traded index options, stocks, stock options, futures and options on futures, as well as U.S. Treasuries. Exchange traded index options, stocks, stock options, futures and options on futures are valued based on quoted prices from the respective exchange they are traded at and are categorized in level 1 of the fair value hierarchy or if traded in a market considered less than active,

categorized in level 2 of the fair value hierarchy. U.S. Treasuries are valued using quoted market prices, and are categorized in level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Fair value measurements on a recurring basis			
Assets:	Level 1	Level 2	Level 3	Total
Securities owned				
Equities	$ 90,979	-	-	90,979
Options	1,857,363	4,925,664	-	6,783,027
U.S. Treasuries	184,082	-	-	184,082
Futures[1]	151,094	480,499	-	631,593
Total	$ 2,283,518	5,406,163	-	7,689,681
Liabilities:				
Securities sold, not yet purchsed:				
Equities	197,306	-	-	197,306
Options	1,959,195	4,664,266	-	6,623,461
Futures[1]	247,907	437,243	-	685,150
Total	$ 2,404,408	5,101,509	-	7,505,917

[1] Included in receivables from and payables to brokers and dealers and clearing organizations on the statement of financial condition

There were no transfers between levels during the year ended December 31, 2018.

The Company did not hold any assets or liabilities measured at fair value on a recurring basis using significant (un)observable inputs (Level 3) during the year ended December 31, 2018.

(4) Fixed Assets, net of accumulated depreciation

Fixed assets at December 31, 2018 comprised the following:

Computers	$	22,763
Software		3,084
Office Equipment		864
Office furniture		5,472
Artwork		154
Leasehold improvements		31,285
Less accumulated depreciation		(51,549)
Total	$	12,073

(5) Receivables from and Payables to Brokers and Dealers and Clearing Organizations

The Company clears its proprietary transactions through two clearing brokers on a fully disclosed basis. At December 31, 2018, the total amount receivable from and payable to these clearing brokers were as follow:

	Receivable	
Cash	$	187,277
Unsettled transactions		18,002
Open trade equity		(66,661)
Dividends, interest, fees and rebates		10
Total	$	138,628

	Payable	
Cash	$	49,182
Open trade equity		(13,103)
Dividends, interest, fees and rebates		3,042
Total	$	39,121

(6) Retirement Plan

The Company has a qualified defined contribution plan for the eligible employees. Contributions are made at the discretion of management. All employees are eligible to participate after meeting age and length of service requirements.

(7) Share-Based Plan

Optiver Holding BV (the Company's ultimate parent) has a share plan in place that entitles key management and senior employees to purchase shares of Optiver Holding BV. Under the plan, eligible employees buy

shares in Optiver Holding BV for their fair value. Beginning in 2018, Optiver Holding BV issued two instruments, restricted shares and an option to buy unrestricted shares upon the repurchase of the restricted shares. If the employee is still employed 5 years after the issue date, Optiver Holding BV has the obligation to and thus will repurchase the restricted share at a price equal to the intrinsic value at repurchase date plus the surcharge paid at issue. The exercise price of the option is the intrinsic value plus surcharge (equal to the consideration received from the sale of the restricted share). Optiver Holding BV issued 7,305 shares to US employees under this 2018 plan and 7,305 shares are outstanding at December 31, 2018.

Also in 2018, Optiver Holding BV offered to long term key employees an option to buy unrestricted shares upon the repurchase of restricted shares issued under a previous share plan. The employees had to be employed 1 year after the issue date. As with the 2018 plan noted below, Optiver Holding BV has the obligation to and thus will repurchase the restricted shares at a price equal to the intrinsic value at repurchase date plus the surcharge paid at issue. The exercise of the option is the intrinsic value plus surcharge (equal to the consideration received from the sale of the restricted share). There are 2,262 restricted shares that are included in this plan and outstanding at December 31, 2018.

(8) Commitments

The Company leases office space under a noncancelable operating lease that expires in April 2023.

Future minimum lease payments are as follows:

2019	$	1,665
2020		1,706
2021		1,749
2022		1,793
Future payments		603
Total	$	7,516

In February 2016, the FASB established Topic 842, *Leases*, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, *Leases*; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating.

The new standard is effective for the Company on January 1, 2019, with early adoption permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the statement of financial condition as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its

OPTIVER US LLC

Notes to Financial Statement

December 31, 2018

(In thousands)

comparative period statement of financial condition and provide the disclosures required by the new standard for the comparative periods. The Company will adopt the new standard on January 1, 2019 and use the effective date as our date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition. The Company expects to elect the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us.

The Company expects that this standard will have a material effect on our statement of financial condition. While the Company continues to assess all of the effects of adoption, it currently believes the most significant effects relate to (1) the recognition of new ROU assets and lease liabilities on our statement of financial condition for our office and equipment operating leases; and (4) providing significant new disclosures about our leasing activities. The Company does not expect a significant change in our leasing activities between now and adoption.

On adoption, the Company currently expects to recognize additional operating liabilities of approximately $19,683, with corresponding ROU assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

The new standard also provides practical expedients for an entity's ongoing accounting. The Company currently expects to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company also currently expects to elect the practical expedient to not separate lease and non-lease components for all of its leases.

(9) Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company believes that the amount for which it could be liable, if any, will not have a material adverse effect on the statement of financial condition.

(10) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2018, the Company had net capital of $139,820, which was $128,313 greater than its required net capital of $11,507. The Company's net capital ratio was 1.23 to 1.00.

8

(11) Derivatives

ASC Topic 815, *Derivatives and Hedging* (ASC 815), requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and as such does not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in securities owned, at fair value and securities sold, not yet purchased, at fair value on the accompanying statement of financial condition.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivables from and payables to brokers and dealers and clearing organizations. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Short options are included in securities sold, not yet purchased, which represents obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

As a market maker, in 2018, the Company executed over 100 thousand option and futures trades daily. For the year ended 2018, the Company recorded the following net gains and losses relating to each type of instrument traded:

	Assets Fair Value	Liabilities Fair Value
Futures[1]	631,593	685,150
Options on futures	3,297,421	3,192,572
Equity options	3,485,606	3,430,889
	7,414,620	7,308,611

[1] Included in receivables from and payables to brokers and dealers and clearing organizations on the statement of financial condition

(12) Guarantees

ASC Topic 460, *Guarantees* (ASC 460), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on charges in an underlying (such as an interest or foreign exchange rate, security or commodity prices, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include certain written options. Since the Company does not track the counterparties' purpose for entering into a derivative contact, it has disclosed derivative contracts that are likely to be used to protect against a charge in an underlying financial instrument, regardless of their actual use.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against potential losses in connection with their

acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear options, securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

(13) Related-Party Transactions

Due from affiliates and due to affiliates, listed separately, consists of transactions with entities affiliated with the Company through common ownership. The amounts are uncollateralized and payable monthly.

The Company has a services agreement with the Parent for the right to utilize certain intellectual property. The Company charges the Parent for IP services and the Parent in turn charges a licensing fee. As of December 31, 2018, the Company has a payable to the Parent related to this arrangement of $590, which is included in due to affiliates in the statement of financial condition.

The Company has a services agreement with Optiver GT US, LLC in which the Company provides administrative support services to assist and support Optiver GT US, LLC and Optiver GT US, LLC provides consulting, engineering, research and development and related services regarding the creation, development, maintenance of and improvements to certain low latency data connection networks for the benefit of the Company. As of December 31, 2018, the Company has a payable to Optiver GT US, LLC related to this arrangement of $169, which is included in due to affiliates in the statement of financial condition.

The Company has a services agreement with Optiver Services BV for reimbursement of general costs incurred and cost sharing, services provided to the Company for risk monitoring, and services provided by the Company for IT manager support. As of December 31, 2018, the Company has a receivable from Optiver Services BV of $23, included in due to affiliates in the statement of financial condition.

The Company has a services agreement with Optiver Holding BV in which Optiver Holding BV provides global/head offices services related to administrative work provided to assist, support and coordinate business relations between and among itself, its subsidiaries and the Company. See Footnote 7 for information on the share plan as offered to US employees from Optiver Holding BV. As of December 31, 2018, the Company has a payable to Optiver Holding BV of $992, included in due to affiliates in the statement of financial condition.

The Company has a services agreement with Optiver Pty Limited for reimbursement of general costs incurred and cost sharing. As of December 31, 2018, the Company has a receivable from Optiver Pty Limited of $3, which is included in due to affiliates in the statement of financial condition related to this arrangement.

The Company has a services agreement with Optiver Americas LLC to provide certain administrative support, including in-house legal services, financial services and tax services to Optiver Americas LLC. As of December 31, 2018, the Company has a payable to Optiver Americas LLC of $29, which is included in due to affiliates in the statement of financial condition.

The Company has a service agreement with Randolph Street Capital LLC to provide certain administrative and infrastructure support. As of December 31, 2018, the Company has a receivable from Randolph Street Capital LLC of $510, which is included in due from affiliates in the statement of financial condition.

(14) Income Taxes

The Company is organized as a single-member limited liability company which is disregarded for federal income tax purposes. The Company's taxable income or loss is reported by the Parent, which is a corporation and there is no tax expense/benefit recorded by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax expense represents the change during the period in deferred tax assets and deferred tax liabilities.

A disregarded entity does not report its deferred tax assets or liabilities on its statement of financial condition. Rather, the Parent will report any related deferred tax items in its statement of financial condition. If the Company were a stand-alone entity as of December 31, 2018, the deferred tax asset would be $24,143. The components of the deferred tax asset are related to compensation of $20,540, fixed assets of $1,698 and other items of $1,905.

ASC Topic 740-10, *Income Taxes* (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the

position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2018. Further, as of December 31, 2018, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(15) Subsequent Events

The Company performed an evaluation of subsequent events through March 1, 2019, the date the statement of condition was issued, and determined that there were no other recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the statement of financial condition as of December 31, 2018, except for the following:

The Company distributed capital of $22.5M to the Parent on February 12, 2019.